VISPIRI INC.
(dba CLEVELAND WHISKEY)

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS
ENDED DECEMBER 31, 2025 AND 2024

INDEX TO FINANCIAL STATEMENTS

(AUDITED)



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Vispiri Inc. (dba Cleveland
Whiskey) Cleveland, Ohio

Opinion

We have audited the financial statements of Vispiri Inc. (dba Cleveland Whiskey), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Vispiri Inc. (dba Cleveland Whiskey) as of December 31, 2025 and 2024, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Vispiri Inc. (dba Cleveland Whiskey), and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Vispiri Inc. (dba Cleveland Whiskey')s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Vispiri Inc. (dba Cleveland Whiskey)'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting
  estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Vispiri Inc. (dba Cleveland Whiskey)'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

BAS Partners LLC

Pembroke Pines, Florida
May 7, 2026

VISPIRI INC. (DBA CLEVELAND WHISKEY)
BALANCE SHEETS
DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 250,516	$ 192,945
Accounts Receivable, net	118,964	25,913
Inventory	267,685	368,757
Prepaids and Other Current Assets	19,504	–
Total Current Assets	656,669	587,615
Property and Equipment, net	6,184,024	6,181,722
Intangible Assets, net	22,705	27,000
TOTAL ASSETS	**$6,863,398**	**$6,796,337**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 353,474	$ 314,086
Current portion of Loans and Notes	229,358	1,807,327
Deferred Revenue	1,113	77,682
Accrued interest	430,554	1,308,188
Other Current Liabilities	140,694	14
Total Current Liabilities	1,155,193	3,507,297
Loans, Related Party	362,620	346,450
Loans, Net of Current Portion	8,123,623	4,898,753
TOTAL LIABILITIES	9,641,436	8,752,500
STOCKHOLDERS' EQUITY		
Common Stock – Class A	15	15
Common Stock – Class B	12,500	12,500
Common Stock – Class C	2	2
Common Stock – Class D	3	3
Common Stock – Class E	2	2
Common Stock – Class F	–	–
Preferred Stock	11	11
Additional Paid in Capital	4,082,095	3,669,429
Accumulated Deficit	(6,872,666)	(5,638,125)
Total Equity	(2,778,038)	(1,956,163)
Total Liabilities and Equity	**$6,863,398**	**$6,796,337**

See accompanying notes to financial statements.

VISPIRI INC. (DBA CLEVELAND WHISKEY)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Revenue		
Net revenue	$ 1,369,503	$ 1,590,575
Cost of Goods Sold	660,776	851,551
Gross Profit	708,727	739,024
Operating Expenses:		
General and Administrative	809,891	1,434,891
Sales and Marketing	281,688	247,309
Total Operating Expenses	1,091,579	1,682,200
Net Operating Loss	(382,852)	(943,176)
Interest Expense	(528,560)	(952,470)
Other Expense	(251,420)	(306,849)
Other Income/(Loss)	31,791	8,411
Loss before provision for income taxes	(1,131,041)	(2,194,084)
Benefit/(Provision) for income taxes	–	–
Net Loss	**$(1,131,041)**	**$(2,194,084)**

See accompanying notes to financial statements.

VISPIRI INC. (DBA CLEVELAND WHISKEY)
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY / (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock - Class A		Common Stock Class B		Common Stock Class C		Common Stock Class D		Common Stock Class E		Common Stock Class F		Preferred Stock		Additional Paid in Capital	Accumulated Deficit	Total Shareholder Equity / (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance - January 1, 2024	1,488,009	$ 15	214,100	$ 12,500	166,000	$ 2	268,605	$ 3	189,061	$ 2		$ -	1,139,989	$ 11	$ 3,660,751	$(3,547,540)	$ 125,744
Issuance of Common Stock	-	-	-	-	-	-	-	-	-	-			-	-	-	-	-
Stock Based Compensation	-	-	-	-	-	-	-	-	-	-			-	-	8,677	-	8,677
Net Loss	-	-	-	-	-	-	-	-	-	-			-	-	-	(2,194,085)	(2,194,085)
Ending Balance 12/31/2024	1,488,009	15	214,100	12,500	166,000	2	268,605	3	189,061	2	-	-	1,139,989	11	3,669,428	(5,741,625)	(2,059,664)
Issuance of Common Stock											49,540	-			412,667		412,667
Net Loss	-	-	-	-	-	-	-	-	-	-			-	-	-	(1,131,041)	(1,131,041)
Ending Balance 12/31/2025	**1,488,009**	**$ 15**	**214,100**	**$ 12,500**	**166,000**	**$ 2**	**268,605**	**$ 3**	**189,061**	**$ 2**	**49,540**	**$ -**	**1,139,989**	**$ 11**	**$ 4,082,095**	**$(6,872,666)**	**$ (2,778,038)**

See accompanying notes to financial statements.

VISPIRI INC. (DBA CLEVELAND WHISKEY)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
CASH FLOWS USED IN OPERATING ACTIVITIES		
Net Loss	$ (1,131,041)	$ (2,194,084)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Depreciation of Property	295,028	674,875
Amortization of Intangibles and loan fees	6,727	4,294
Property and Equipment write off	–	201,973
Share-based Compensation	–	8,677
Changes in operating assets and liabilities:		
Accounts Receivable, net	(93,052)	268,728
Inventory	101,072	92,093
Prepaids and Other Current Assets	(19,504)	62,024
Accounts Payable	39,388	114,398
Deferred revenue	(76,569)	(13,886)
Accrued Interest	(877,634)	653,278
Other Current Liabilities	140,680	(14)
Net Cash Used in Operating Activities	(1,614,905)	(127,644)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of Property and Equipment	(155,805)	–
Net Cash Provided Used in Investing Activities	(155,805)	–
CASH FLOWS USED IN FINANCING ACTIVITIES		
Payments of Loans	(2,528,111)	–
Proceeds from Loan	3,943,725	–
Issuance of Shares	412,667	–
Proceeds from Line of Credit	–	112,458
Net Cash Provided Used in Financing Activities	1,828,281	112,458
CHANGE IN CASH AND CASH EQUIVALENTS	57,571	(15,186)
Cash and Cash Equivalents - Beginning of Year	192,945	208,131
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 250,516	$ 192,945

See accompanying notes to financial statements.

NOTE 1 NATURE OF OPERATIONS

Vispri Inc. (dba Cleveland Whiskey) was formerly incorporated on July 8, 2009 as an Ohio Limited Liability Company named Cleveland Whiskey, LLC. On December 13, 2019, the Company changed its corporate structure, domicile state and name to Vispri Inc. (dba Cleveland Whiskey), which is a Delaware Corporation. The financial statements of Vispiri Inc. (dba Cleveland Whiskey), (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarter is located in Cleveland, Ohio.

Vispiri Inc. (dba Cleveland Whiskey) is a company specializing in the production and innovation of whiskey, operating within the beverage industry.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United
States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025 and December 31, 2024, the Company's cash did not exceed FDIC-insured limits.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are carried at amortized cost and represent amounts due from customers for goods sold. The Company adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments (CECL), as of January 1, 2024, using the modified retrospective approach.

The Company evaluates its trade receivables for expected credit losses in accordance with ASC 326. The Company's customers are primarily individual consumers who pay at the point of sale. Based on historical collection experience, current conditions, and reasonable and supportable forecasts, the Company determined that the risk of non-collection is minimal and that an allowance for credit losses is not required as of December 31, 2025 and 2024.

The Company applies a simplified approach permitted under ASC 326-20-30-10 for trade receivables, recognizing lifetime expected credit losses at initial recognition. The Company will continue to monitor receivable aging and customer payment trends and will update its estimate of credit losses as needed.

As of December 31, 2025 and 2024, no amounts were written off, and no recoveries were recorded. The allowance for credit losses was $0 at both dates.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or net realizable value. Cost includes materials, labor, and applicable overhead incurred in bringing inventories to their present location and condition. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Inventories are evaluated periodically for obsolescence and excess quantities. Items identified as obsolete or slow-moving are written down to their estimated realizable value. The Company estimates reserves for excess and obsolete inventory by considering factors such as inventory age, historical usage, future sales forecasts, and purchase history.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment, net

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Buildings & Improvements	25 Years
Furniture & Equipment	5 Years
Patents	10 Years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

During the years ended December 31, 2025 and December 31, 2024, there were no impairments of long-lived assets.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets

Intangible assets with finite lives, such as trademarks & copyrights, are amortized on a straight-line basis over their estimated useful lives.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, when control of the promised goods is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. The Company applies the five-step model to all customer contracts: (1) identification of the contract, (2) identification of performance obligations, (3) determination of the transaction price,
(4) allocation of the transaction price to performance obligations, and (5) recognition of revenue when or as the performance obligations are satisfied. The Company primarily sells alcoholic products to consumers and distributors through various sales channels, including:
-Third-party eCommerce platforms,
-The Company's owned and operated eCommerce website,
-Wholesale distributor networks, and
-Direct retail operations, including tasting room tours and store items.

Revenue is recognized at a point in time, generally upon shipment of the product or delivery to the customer, which is when control transfers. For sales through third-party fulfillment centers (e.g., Amazon), control is transferred upon shipment. For direct-to-consumer and distributor sales, revenue is recognized upon delivery.

The Company has no policy requiring cash refunds. Refunds and replacements for returned products are issued on a case-by-case basis. Products returned via Amazon are returned to the Company's inventory without a restocking fee. The Company does not estimate a material returns liability, as returns are historically infrequent.

Contract Balances (Deferred Revenue)

The Company records deferred revenue when payments are received in advance of satisfying the performance obligation. As of December 31, 2025 and 2024, deferred revenue totaled $1,113 and $77,682, respectively, and is expected to be recognized within the following fiscal year.

The Company does not have significant remaining performance obligations or long-term contracts as of the reporting date.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of sales

Cost of sales includes the costs incurred to bring finished goods to their saleable condition and location, such as raw materials and packaging, direct labor involved in production and bottling, indirect labor and related benefits, and production-related overhead including utilities, depreciation, repairs and maintenance, and equipment lease costs. It also includes shipping and freight to distributor and reseller locations, warehouse and distribution expenses such as outbound freight and storage, supplies and consumables used in the distilling and bottling process, and inventory shrinkage, scrap, and standard cost variances, which are recorded as incurred.

Overhead is allocated based on production volume using a systematic and rational method. Distribution costs to end markets and fulfillment centers are also included in cost of sales, as these are considered necessary to bring inventory to its intended saleable condition.

The Company reviews inventory levels regularly and records adjustments for obsolescence, shrinkage, or impaired inventory when identified. As of December 31, 2025 and 2024, no material inventory impairments were recorded.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025 and 2024 amounted to $28,687 and $47,774, respectively, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company performed a 409A valuation to determine the fair value of stock options.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>**Fair Value of Financial Instruments**</u>

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

<u>**Loans Policy**</u>

The Company evaluates all debt instruments based on the interest rate, maturity structure, repayment flexibility, and covenant restrictions, ensuring the terms align with liquidity and growth objectives.

Debt instruments are classified as current or non-current liabilities on the balance sheet based on contractual maturity dates. Borrowings with scheduled repayments within twelve months from the reporting date are classified as current liabilities, while borrowings with maturities beyond twelve months are classified as non-current.

Interest expense is accrued and recorded in the period incurred using the effective interest method. Any loan origination or issuance costs directly attributable to securing debt are capitalized and presented as a reduction of the carrying amount of the related liability. These costs are amortized over the life of the loan using the effective interest method.

The Company does not enter into speculative debt arrangements and does not hold or issue derivative instruments to hedge interest rate risk. Related party borrowings are conducted on terms deemed reasonable by management and disclosed separately.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related Party Policy

The Company may, from time to time, enter into lending arrangements with related parties, including officers, directors, and other affiliated individuals or entities. All such arrangements are evaluated and approved by management to ensure the terms are reasonable and consistent with those that would be negotiated in an arm's-length transaction.

Loans to related parties are documented in formal agreements that specify the interest rate, maturity date, repayment terms, and any applicable covenants. The Company classifies related party loans as current or non-current based on the contractual due dates and its expectations regarding repayment.

Interest income on related party loans is recognized over the life of the loan using the effective interest method. Balances due from related parties are reviewed periodically for collectability, and allowances are recorded if necessary. Related party loans are disclosed separately in the financial statements due to the nature of the relationship.

Management monitors all related party arrangements for compliance with internal policies and U.S. GAAP disclosure requirements under ASC 850, Related Party Disclosures.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 7, 2026, which is the date the financial statements were issued.

NOTE 3 INVENTORY

Inventory as at December 31, consists of the following items:

	2025	2024
Raw Materials	$ 105,720	$146,265
Work in Progress	92,408	75,926
Finished Goods	69,557	146,565
	$ 267,685	$368,756

As of December 31, 2025 and 2024, no inventory reserves for obsolescence or net realizable value adjustments were recorded, as management determined that all inventory was recoverable.

NOTE 4 DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

	2025	2024
Prepaid Real Estate Taxes	$ 19,504	$ -
Other Prepaids	-	-
	$ 19,504	$ -

NOTE 4 DETAILS OF CERTAIN ASSETS AND LIABILITIES (CONTINUED)

Other current liabilities consist of the following items:

	2025	2024
Accrued Interest	$ 430,554	$ 1,308,188
Accrued Expenses	140,694	–
Tax Payables	–	14
	$ 571,248	$ 1,308,202

NOTE 5 PROPERTY AND EQUIPMENT

As of December 31, 2025 and 2024, property and equipment consists of:

	2025	2024
Land	$ 346,500	$ 346,500
Building & Improvements	6,145,766	6,227,178
Furniture & Equipment	485,862	441,050
Property & Equipment at Cost	6,978,128	7,014,728
Accumulated Depreciation	(794,104)	(833,006)
Property & Equipment, Net	$ 6,184,024	$ 6,181,722

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2025 and 2024 were in the amount of $295,028 and $674,875, respectively.

There were no disposals of fixed assets in 2025. During 2024, the Company disposed of certain fixed assets, primarily related to production equipment, furniture, and office machinery, with a net book value of the assets disposed was approximately $202,000, and the Company recognized a loss on disposal of fixed assets in the amount of $201,973, which is included in other income (loss) in the statement of operations.

NOTE 6 INTANGIBLE ASSETS

As of December 31, 2025 and 2024, intangible assets consist of:

	2025	2024
Patent & Trademark	$ 31,894	$ 31,894
Website	13,886	13,886
Intangible Assets at Cost	45,780	45,780
Accumulated Amortization	(23,075)	(18,780)
Intangible Assets, Net	**$ 22,705**	**$ 27,000**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2025, and 2024 amounted of $4,294 in both years.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2025:

Period	Amortization Expense
2026	$ 4,294
2027	4,294
2028	4,294
2029	4,294
2030	4,294
Thereafter	1,235
Total	**$ 22,705**

NOTE 7 CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,583,643 shares of Common Stock at a par value of $0.00001 per share. Of the shares of Common Stock, 1,488,009 shares are designated Class A Common Stock, 472,002 shares are designated Class B Common Stock, 166,000 shares are designated Class C Common Stock, 268,605 shares are designated Class D Common Stock, 189,027 shares are designated Class E Common Stock and 49,540 shares are designated Class F Common Stock. As of December 31, 2025, and December 31, 2024, 1,488,009 shares of Class A Common Stock, 214,100 shares of Class B Common Stock, 166,000 shares of Class C Common Stock, 268,605 shares of Class D Common Stock, 189,061 shares of Class E Common Stock and 49,540 shares of Class F Common Stock have been issued and are outstanding.

VISPIRI INC. (DBA CLEVELAND WHISKEY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

NOTE 7 CAPITALIZATION AND EQUITY TRANSACTIONS (CONTINUED)

Preferred Stock

The Company is authorized to issue 1,139,989 shares of Preferred Stock at a par value of $0.00001. As of December 31, 2025 and 2024, 1,139,989 shares of Preferred Stock have been issued and are outstanding.

NOTE 8 SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 472,022 shares of its Class B Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued as per the latest 409A valuation.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

There were no stock option granted, exercised or expired during 2025. The fair value of stock option grants during the year ended December 31, 2024 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Stock price at grant date: $2.20
Exercise price: $2.20
Expected life: 10 years
Expected volatility: 70%
Dividend yield: 0%
Risk-free interest rate: 4.20%

Expected forfeitures: None (forfeitures recognized as incurred)

NOTE 8 SHARE-BASED COMPENSATION (CONTINUED)

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2024	1,206,545	$ 1.78	8.33
Exercisable Options at December 31, 2024	1,206,545	$ 1.78	8.33
Outstanding at December 31, 2025	1,206,545	$ 1.78	7.33
Exercisable Options at December 31, 2025	1,206,545	$ 1.78	7.33

Stock option expenses for the years ended December 31, 2025, and December 31, 2024, were $0 and $8,677, respectively. No options were exercised, canceled, or forfeited during the years presented. Stock-based compensation expense was $0 and $8,677 for the years ended December 31, 2025 and 2024, respectively, and is included in selling, general, and administrative expenses. As of December 31, 2025, all shares reserved under the original plan have been granted and no additional shares are available for future awards under the Plan.

NOTE 9 DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loan agreements. The proceeds from these borrowings have been used primarily to fund operations, equipment purchases, and general working capital needs. The details of the Company's loans, notes, and the terms are as follows:

As of December 31, 2025 and 2024, the outstanding borrowings under these

arrangements are summarized ,below: Interest rates range from 0.00% to 12.00%.

NOTE 9 DEBT (CONTINUED)

Promissory Notes & Loans (Continued)

Maturity dates range from 2026 to 2050, with one convertible note maturing at the earlier of demand or a specified event.

Loans include both secured and unsecured borrowings, including SBA loans, EIDL loans, and financing from private individuals.

Certain borrowings are from related parties, including loans from members and officers, which are stated at face value and carry stated interest rates.

The Company incurred and capitalized debt issuance costs, which are presented as a direct deduction from the carrying amount of the related debt liabilities and amortized over the life of the debt using the effective interest method.

The components of debt as of December 31, 2025 and 2024 are as follows (in dollars):

As of December 31	2025- Current	2025- Non- Current	2024- Current	2024- Non- Current
Third Party Borrowings	$ 233,653	$8,198,485	$ 1,853,029	$4,832,424
Related Party Borrowings	–	351,126	–	346,450
Unamortized Issuance Cost	(4,295)	(74,862)	(45,702)	(280,121)
	$ 229,358	$8,486,243	$ 1,807,327	$4,898,753

Interest expense on all outstanding debt for the years ended December 31, 2025 and 2024 amounted to $528,560 and $952,470, respectively. There were no material defaults or covenant violations as of year-end.

NOTE 10 INCOME TAXES

The provision for income taxes for the year ended December 31, 2025, and December 31, 2024, consists of the following:

	2025	2024
Net Operating Loss	$ 324,672	$ 537,551
Valuation Allowance	(324,672)	(537,551)
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025, and December 31, 2024, are as follows:

	2025	2024
Net Operating Loss	$2,615,176	$ (1,973,587)
Valuation Allowance	(2,615,176)	1,973,587
	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025, and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,823,865 and the Company had state net operating loss ("NOL") carryforwards of approximately $6,823,865. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

NOTE 10 INCOME TAXES (CONTINUED)

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025 and 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

NOTE 11 RELATED PARTY

As of December 31, 2025, the Company had several outstanding loans involving related parties.

On September 30, 2024, the Company was provided with a loan of $100,000 from Kevin Cash, a member of the Board of Directors. The loan carries an annual interest rate of 7.35% and is scheduled to mature on December 31, 2026.

On October 20, 2024, the Company was provided with a loan of $200,000 from Don Coffey, also a board member. This loan has the same interest rate of 7.35% and is due on December 31, 2026.

In addition, the Company had outstanding balances totaling $51,126 due to Tom Lix, related to personal loans and personal credit card use. These balances were incurred over multiple periods and are expected to be fully repaid by December 31, 2026.

NOTE 12 COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

NOTE 12 COMMITMENTS AND CONTINGENCIES (CONTINUED)

<u>Litigation and Claims</u>

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and 2024 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 13 SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through May 7, 2026, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

NOTE 14 GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $382,0852, an accumulated deficit of $6,872,666 and liquid assets in cash of $250,516, which is less than a year's worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.